Monthly Report - January, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,239,857        2,239,857
Change in unrealized gain (loss) on open          (4,897,322)      (4,897,322)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          18,509           18,509
      Treasury obligations
Interest Income 			                5,954            5,954
Foreign exchange gain (loss) on margin deposits      (45,626)         (45,626)
				                 ------------    -------------
Total: Income 				          (2,678,628)      (2,678,628)

Expenses:
   Brokerage commissions 		              372,765          372,765
   Management fee 			               40,897           40,897
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               71,748           71,748
					         ------------    -------------
Total: Expenses 		                      485,410          485,410
Net Income(Loss)			   $      (3,164,038)      (3,164,038)
for January, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (96,634.063    $     2,775,067    111,395,626    114,170,693
units) at December 31, 2020
Addition of 		 	              0        263,681        263,681
127.749 units on January 1, 2021
Redemption of 		 	              0    (2,215,438)    (2,215,438)
(1,863.002) units on  January 31, 2021*
Net Income (Loss)               $      (67,842)    (3,096,196)    (3,164,038)
for January, 2021
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2021
(94,933.315 units inclusive
of 34.505 additional units) 	      2,707,225    106,347,673    109,054,898
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2021 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (2.90)% 	   (2.90)%  $  1,018.59	   74,335.351 $    75,717,183
Series 3    (2.59)% 	   (2.59)%  $  1,538.13	   13,255.393 $    20,388,462
Series 4    (2.44)% 	   (2.44)%  $  2,013.59	    4,053.501 $     8,162,075
Series 5    (2.65)% 	   (2.65)%  $  1,455.48	    3,289.070 $     4,787,178

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					February 17, 2021
Dear Investor:

Losses from trading interest rate futures, currency forwards and commodity futures outpaced a small profit from long equity futures positions.

Markets gyrated and volatility increased as traders struggled to reconcile conflicting forces. On the one hand, markets were optimistic due to the expansion of COVID-19 vaccinations, expectations for more fiscal stimulus from the new Biden administration and continuing support from accommodative monetary policies globally. On the other hand, worries about the slow pace of the vaccinations rollout globally and concern that rising COVID-19 infections, hospitalizations and deaths would prompt lockdowns, economic closures and significant growth slowdowns muted that optimism. Signs from China that the PBOC was beginning to reduce liquidity and allowing market interest rates to rise also dampened investor enthusiasm.

In this environment, interest rates were volatile during the month and broad based losses were sustained trading German, Italian, French, British, Japanese, U.S., and Canadian interest rate futures.

The U.S. dollar, which had continued its persistent decline into early 2021, rebounded modestly when optimism about growth abroad faded in the second half of January. Short dollar positions relative to the Brazilian, Japanese, Swiss, euro, Russian and Mexican currencies were unprofitable. Meanwhile, long U.S. dollar positions versus the Australian, British, New Zealand, Israeli and South African currencies, and long Indian rupee and Chilean peso trades posted partially offsetting gains.

Trading of equity futures was mixed though marginally profitable during January with the gains coming early in the month when market optimism was at its peak. A coordinated effort among amateur traders to bet against short sellers triggered a volatility spike, strained the execution capabilities of several trading platforms and led to a broad equity selloff late in the month. IMF and World Bank 2021 economic outlooks that forecast strong Chinese and U.S. growth, but disappointing European performance also seemed to impact trading. Long positions in Chinese, Hong Kong, Taiwanese and U.S. equity futures were profitable. A long position in the emerging market equity index was also profitable during the first week of January. On the other hand, a short VIX futures position and long positions in Brazilian, European and EAFE equity index futures and trading of Japanese index futures produced largely offsetting losses.

Strong Chinese demand for U.S. exports, a weaker than expected U.S. harvest of row crops and dry weather in South America led to profits on long corn and soybean trades that slightly outweighed the losses on short wheat positions.

Trading of energy futures was fractionally unprofitable due to a short natural gas trade that posted a loss when prices rose in response to unusually cold weather across Europe and China, and due to trading of WTI crude oil.

Metal prices, which had climbed sharply from early November into early January on hopes of economic reopening, fell heavily on concerns about a possible growth slowdown and in the wake of a stronger dollar. Long zinc and copper positions and trading of platinum registered losses. Meanwhile, a long silver position produced a partially offsetting gain near month end when online REDDIT message boards sparked a short covering rally.


				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman